UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held company

Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

MINUTES OF THE 102nd BOARD OF DIRECTORS MEETING
HELD ON JULY 4, 2007

1. DATE, TIME AND PLACE: On July 4, 2007, at 2:00 pm, the meeting was held through conference call, pursuant to paragraph 1 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, no 1510, 14o andar, conjunto 1402 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraphs 3, 5 and 7 of Article 18 of the Bylaws.

3. ATTENDANCE: All the members of the Board of Directors attended the meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes and Secretary - Gisélia Silva.

5. AGENDA: Financing By Means of Direct Credit with BNDES and BNDES Onlending by the Onlending Agents, in favor of the subsidiary Foz do Chapecó Energia S.A. (“Foz do Chapecó” or “Beneficiary”) with Guarantee Tendered by the Company, the Beneficiary and CPFL Geração de Energia S.A. (“CPFL Geração”).

6. RESOLUTIONS TAKEN:

After examining and discussing the matters of the Agenda, the members of the Board of Directors resolved, by unanimous vote and without restrictions:

(i) To approve, pursuant to the Board of Executive Officers Resolution 2007047, the Intervention of CPFL Energia S.A. in the Financing to be contracted by the subsidiary Foz do Chapecó with the National Bank for Economic and Social Development (“BNDES”) in the amount of up to one billion, one hundred and three million, eight hundred ninety-two thousand reais (R$1,103,892,000.00), (“Direct Financing”) and in the Financing By Means of BNDES Onlending by the Onlending Agents, in the amount of up to five hundred and fifty one million, nine hundred and forty-six thousand reais (R$551,946,000.00), (“Indirect Financing”), as guarantor of the liabilities undertaken by the Beneficiary, through joint guarantee, limited to the proportion of sixty percent (60%) of the amount of the Direct and Indirect Financing debts, the funds of which aim at implementing the Project UHE Foz do Chapecó and related transmission system, pursuant to the terms and conditions set forth in the BNDES Board of Executive Officers Resolution 508/2007, as of July 3, 2007, and the respective General Conditions and Special Conditions in Exhibit I (Direct Financing) and in Exhibit II (Indirect Financing), and to authorize the Company’s Board of Executive Officers to sign all the documents and to practice all the acts necessary to execute this resolution; and

(ii) To recommend, pursuant to the terms and conditions set forth in BNDES Board of Executive Officers Resolution 508/2007 and exhibits therein, referred to in item “i” above, the affirmative vote to the Direct Financing and the Indirect Financing and the respective guarantees, by the Members of the Board of Directors of Foz do Chapecó and of CPFL Geração.

7. CLOSURE: Nothing else to be discussed, the meeting was adjourned to drawn up these minutes, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.